May 15, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Stephen Krikorian, Accounting Branch Chief

Re:	MoneyGram International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 4, 2013

File No. 001-31950

Dear Mr. Krikorian:

MoneyGram International, Inc. (the “Company”) is in receipt of the letter dated May 9, 2013 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings (the “Comment Letter”). In the Comment Letter, the Staff has requested that the Company provide responses to the Comment Letter by May 23, 2013.

In the Company’s telephone call with the Staff on May 14, 2013, the Company requested that the deadline for responding to the Comment Letter be extended to June 7, 2013. The Company believes this additional time will enable it to coordinate the Company’s responses to the Comment Letter. Per our telephone discussions, this letter will confirm that the Company will submit its response to the Comment Letter on or before June 7, 2013.

In response, and as requested by the Staff in the Comment Letter, the Company will address the Staff’s comments and provide a written statement acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen Krikorian, Securities and Exchange Commission

May 15, 2013

If you have any questions with respect to the foregoing, please call me at (214) 999-7552.

Sincerely,

/s/ Corinna Ulrich
Corinna Ulrich
Vice President and Associate General Counsel of MoneyGram International, Inc.

cc:	Melissa Walsh

Securities and Exchange Commission

Francis Aaron Henry

Executive Vice President, General Counsel

and Secretary of MoneyGram International, Inc.